RALLY

Bill of Sale

As of December 10, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#03LEBRON3
Description:	2003-04 SP Authentic #148 LeBron James Autographed Rookie Card graded PRISTINE 10 by BGS
Total Acquisition Cost:	$ 204,000.00
Consideration: Cash (%) Equity (%) Total	$ 204,000.00 (100%) $ 0 (0%) $ 204,000.00 (100%)